# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Franklin BSP Lending Fund, CIK 0002063946
CUSIP: 35243L403
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: c/o Franklin Templeton, ONE MADISON AVENUE, New York, New York (NY), 10010
Date of event which requires filing of this statement: 07/06/2026
Amends the filing with accession number 0000038777-26-000175
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas Merchant, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- FRANKLIN RESOURCES INC (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (68.7% of the class)
  Comment: Percentage represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 109,180 Class I Shares of Common Stock outstanding as of July 6, 2026.
- JOHNSON CHARLES B (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JOHNSON RUPERT H JR (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BSP FUND HOLDCO (DEBT STRATEGY) LP (CIK 0001807977): type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (68.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: Franklin BSP Lending Fund
Address of issuer's principal executive offices: c/o Franklin Templeton, ONE MADISON AVENUE, New York, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Resources, Inc. ("FRI"), a Delaware corporation, Charles B. Johnson ("C. Johnson"), Rupert H. Johnson, Jr. ("R. Johnson, Jr."), and BSP Fund HoldCo (Debt Strategy) L.P. ("HoldCo"), a Delaware limited partnership), a California corporation (HoldCo, FAV, and together with FRI, C. Johnson and R. Johnson, Jr., the "Reporting Persons"). HoldCo is a wholly-owned subsidiary of FRI. C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The directors and principal executive officers of FRI and HoldCo, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of HoldCo is to make investments into credit related instruments and vehicles. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting
Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting
Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc. and HoldCo: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:
BSP Fund Holdco (Debt Strategy) L.P.("Holdco"), a wholly-owned subsidiary of FRI, acquired 75,000 Class I shares, ("Shares") on January 29, 2026, using its own working capital, for a purchase price of $750,000.00.

## Item 4. Purpose of Transaction
Purpose of transaction:
Holdco acquired the Shares for investment and to support the Issuer in its investment strategy.

Except as described above, Holdco and FRI currently have no plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 75,000 or 68.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
BSP Fund HoldCo (Debt Strategy) L.P.: 75,000

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
BSP Fund HoldCo (Debt Strategy) L.P.: 75,000

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days: There have been no transactions in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FRI and FAV (EX-1)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

BSP FUND HOLDCO (DEBT STRATEGY) L.P
By: Franklin Templeton Institutional GP LLC, its general partner

By:/s/SHIRLEY HAMBELTON
Assistant Secretary of Franklin Templeton Institutional GP LLC

Exhibit B: Item 5 Ownership

C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FRI. The Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, HoldCo, and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- FRANKLIN RESOURCES INC: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (07/07/2026)
- JOHNSON CHARLES B: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G (07/07/2026)
- JOHNSON RUPERT H JR: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule13G (07/07/2026)
- BSP FUND HOLDCO (DEBT STRATEGY) LP: /s/SHIRLEY HAMBELTON, Shirley Hambelton, Assistant Secretary of Franklin Templeton Institutional GP LLC (07/07/2026)
Comment: LIMITED POWERS OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS FOR CHARLES B. JOHNSON AND RUPERT H, JOHNSON, JR. (incorporated by reference to Schedule 13D filed on February 10, 2026)